Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

October 10, 2014

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harmony Merger Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 8, 2014
File No. 333-197330

Dear Mr. Mancuso:

On behalf of Harmony Merger Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated September 25, 2014, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Tom Jones.

Please note that the Company has determined to alter the structure of the units being sold in the offering from a unit consisting of one share of common stock and one right to receive one-tenth of a share on consummation of a business combination to a unit consisting of one share of common stock and one warrant to purchase three-fourths of a share of common stock. We have revised the disclosure throughout the Registration Statement to reflect the foregoing change.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Cover

1.	We note your disclosure that the units consist of one share of common stock and one right to receive one-tenth of a share automatically on the consummation of an initial business combination. Please provide us your analysis of how your transaction complies with Section 5 of the Securities Act in connection with the issuance of shares underlying the rights if the registrant is not the surviving entity upon consummation of the initial business combination and, therefore, another entity’s securities are issued upon the automatic exercise of the rights.

Securities and Exchange Commission

October 10, 2014

As indicated above, the Company is no longer selling units that include rights. Accordingly, we respectfully believe that this comment is no longer applicable.

2.	We note your response to prior comment 5 and your disclosure on your prospectus cover that you cannot guarantee that your securities will be approved for listing on Nasdaq. Please tell us whether you intend to know before this registration statement is effective whether the Nasdaq has approved your listing application. If not, it is unclear why you believe it is appropriate to highlight in your prospectus the 80% limitation as anything other than a potential future condition if you obtain and maintain such listing.

The Company will know whether its securities will be approved for listing on Nasdaq prior to the Registration Statement being declared effective by the Commission. At such time, the Company would revise the disclosure in the Registration Statement, either in a pre-effective amendment or in the final prospectus to be filed pursuant to Rule 424 under the Securities Act of 1933, as amended, to remove the above-referenced statement. Accordingly, we respectfully believe it is appropriate to highlight the 80% limitation and have not revised the disclosure in the Registration Statement in response to this comment.

Securities Offered, page 4

3.	Please expand the third paragraph of your response to prior comment 8 to address the structure of recent transactions with which you will compete.

As indicated above, the structure of the units being offered by the Registration Statement has changed. Accordingly, we respectfully believe this comment is no longer applicable.

Stockholder Approval of Initial Business Combination, page 7

4.	We note your responses to prior comments 9 and 10. We may have further comments after you file all relevant exhibits.

The Staff’s comment is duly noted.

Introduction, page 41

5.	Please expand your response to prior comment 21 to tell us why you believe your disclosure regarding Hill International net income growth is appropriate and balanced if you do not also provide disclosure regarding the years with net loss and the magnitude of the losses.

Securities and Exchange Commission

October 10, 2014

In light of the Staff’s comment, we have revised the disclosure on page 45 of the Registration Statement to provide information on Hill International’s net loss to balance the disclosure.

Amended and Restated Certificate of Incorporation, page 52

6.	Please expand the third paragraph of your response to prior comment 26 to address those protections that are not contained in your certificate of incorporation. For example, we note your reference to letter agreements mentioned at the top of page 3.

We wish to advise the Staff that the protections referred to at the top of page 3 of the Registration Statement and contained in the letter cannot be amended. The foregoing is indicated in the letter agreements themselves, a form of which is being filed herewith. Accordingly, we respectfully believe that no revisions to the disclosure in the Registration Statement is necessary.

Release of Funds, page 57

7.	Please clarify whether (1) the funds released to you upon completion of a business combination include the funds that will then be paid to converting shareholders or (2) the trustee will send the appropriate portion of the amount held in trust to the converting shareholders at the time of the business combination before the balance of the trust funds are released to you.

We have revised the disclosure on page 60 of the Registration Statement as requested.

Principal Stockholders, page 68

8.	We note your response to prior comment 31. Please tell us the number of board of directors of Polar Securities, Inc.

Polar Securities, Inc. has advised the Company that there are three members on its board of directors.

Regulatory Restrictions on purchase of Securities, page 81

9.	We note your response to prior comments 7, 40, 41, and 42. Please disclose, if true, that those involved in the unregistered issuance of units will participate only to the extent they are able to do so consistent with Regulation M, Sections 9(a)(2) and 10(b) of the Exchange Act and Rule 10b-5.

 We have revised the disclosure on pages 3, 34 and 71 of the Registration Statement as requested.

*************

Securities and Exchange Commission

October 10, 2014

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Eric S. Rosenfeld